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Exhibit 99.4

CHINA LODGING GROUP, LIMITED
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        On February 25, 2017, China Lodging Group, Limited (the "Group") entered into a definitive Share Purchase Agreement with the shareholders of Crystal Orange Hotel Holdings Limited (the "Crystal Orange"), a company established under the laws of the British Virgin Islands, to acquire 100% of the equity interest in Crystal Orange for an initial aggregated consideration in cash of approximately RMB3.76 billion, with customary closing consideration adjustment. On May 22, 2017, the Group entered into a Supplemental Letter Agreement with the shareholders of Crystal Orange to provide for the arrangement of consideration settlement and determine the acquisition closing date to be May 25, 2017.

        The accompanying unaudited pro forma condensed combined statements of comprehensive income for the fiscal year ended December 31, 2016 and the six-month period ended June 30, 2017, respectively combine the historical consolidated statements of comprehensive income of the Group and Crystal Orange, giving effect to this acquisition as if it had occurred on January 1, 2016. As the acquisition of Crystal Orange was completed on May 25, 2017, the statement of comprehensive income of Crystal Orange for the period from May 25, 2017 to June 30, 2017 was already consolidated in the Group's statement of comprehensive income for the six-month period ended June 30, 2017. A pro forma balance sheet is not required as the acquisition is already reflected in the Group's unaudited condensed consolidated balance sheet as of June 30, 2017.

        The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that (1) are directly attributable to the acquisition of Crystal Orange, (2) are factually supportable, and (3) with respect to the statements of comprehensive income, have a continuing impact on combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the companies' historical statements referenced below:

  •
  separate historical financial statements of the Group for the year ended December 31, 2016 and the related notes included in Group's Annual Report on Form 20-F for the year ended December 31, 2016;

  •
  separate historical financial statements of Crystal Orange for the year ended December 31, 2016 and the related notes included in the Current Report on Form 6-K furnished with the Securities and Exchange Commission (SEC) on October 26, 2017;

  •
  separate historical financial statements of the Group for the period ended June 30, 2017 and the related notes included in Group's interim financial information on Form 6-K furnished with the Securities and Exchange Commission (SEC) on October 26, 2017;

        For the unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2016, and the six-month period ended June 30, 2017, the Crystal Orange statements were originally presented in US dollars (USD), and were converted to Renminbi (RMB) using an average exchange rate of 6.7153 and 6.8787 for the year ended December 31, 2016 and the six-month period ended June 30, 2017, respectively.

        There were no material transactions between the Group and Crystal Orange during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles (GAAP standards) and in accordance with the regulations of the SEC. The Group has been determined to be the acquirer under the acquisition method of accounting. Due to the timing of the close of the transaction, the Group is still finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price included in the pro forma statements is based on the best estimate of management and is preliminary and subject to change. To assist management in the allocation, the Group engaged valuation specialists to prepare appraisals. The Group will finalize the amounts recognized as the information necessary to complete the analysis is obtained.

        The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies. There can be no assurance that the Group and Crystal Orange will not incur additional charges related to the acquisition or that management will be successful in its effort to integrate the operations of the two entities.

        In addition, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve and realize as a result of the acquisition, the costs to integrate the operations of the Group and Crystal Orange, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

CHINA LODGING GROUP, LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE
INCOME

Year Ended December 31, 2016

(In thousands of Renminbi, except share and per share data)

			Pro Forma Adjustments
	Group	Crystal Orange	Conforming/ Reclassifications	Pro Forma Adjustments	Notes	Pro Forma Results
			Note A
Revenues:
Leased and owned hotels	5,212,405	—	879,995	—		6,092,400
Manachised and franchised hotels	1,411,156	—	59,530	—		1,470,686
Others	31,219	12,834		—		44,053
Room, food and beverage revenue	—	861,696	(861,696)	—		—
Franchise fees	—	59,530	(59,530)	—		—
Membership card	—	3,540	(3,540)	—		—
Sublease revenue	—	14,759	(14,759)	—		—

Total revenues	6,654,780	952,359	—	—		7,607,139
Less: Business tax and related taxes	116,149	17,139	—	—		133,288

Net revenues	6,538,631	935,220	—	—		7,473,851

Operating costs and expenses:
Hotel operating costs	4,932,173	—	657,795	18,114	B	5,608,082
Other operating costs	7,606	—	—	—		7,606
Selling and marketing expenses	146,525	42,850	—	—		189,375
General and administrative expenses	492,141	96,641	—	—		588,782
Pre-opening expenses	71,847	—	31,599	—		103,446
Cost of revenue	—	689,394	(689,394)	—		—

Total operating costs and expenses	5,650,292	828,885	—	18,114		6,497,291

Other operating income (expenses), net	(17,440)	—	—	—		(17,440)

Income (loss) from operations	870,899	106,335	—	(18,114)		959,120
Interest income	67,366	4,260	—	—		71,626
Interest expense	11,056	—	—	—		11,056
Other income (expense), net	133,755	(7,670)	—	—		126,085
Foreign exchange gain	16,481	—	—	—		16,481

Income before income taxes	1,077,445	102,925	—	(18,114)		1,162,256
Income tax expenses (benefits)	287,120	37,539	—	(4,529)	D	320,130
Income (loss) from equity method investments	6,157	—	—	—		6,157

Net income (loss)	796,482	65,386	—	(13,585)		848,283
Less: net loss attributable to noncontrolling interest	(8,133)	(797)	—	—		(8,930)

Net income (loss) attributable to China Lodging Group, Limited /Crystal Orange Hotel Holdings Limited	804,615	66,183	—	(13,585)		857,213

Other comprehensive income
Unrealized securities holding gains, net of tax	16,449	—	—	—		16,449
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	(67,921)	—	—	—		(67,921)
Foreign currency translation adjustments, net of tax	(12,627)	(54,984)	—	—		(67,611)

Comprehensive income	732,383	10,402	—	(13,585)		729,200
Comprehensive loss attributable to the noncontrolling interest	(8,133)	(797)	—	—		(8,930)

Comprehensive income attributable to China Lodging Group, Limited /Crystal Orange Hotel Holdings Limited	740,516	11,199	—	(13,585)		738,130

Earnings per share:
Basic	2.92					3.12
Diluted	2.84					3.03
Weighted average number of shares used in computation:
Basic	275,139,070					275,139,070
Diluted	282,889,494					282,889,494

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

CHINA LODGING GROUP, LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

Period Ended June 30, 2017

(In thousands of Renminbi, except share and per share data)

			Pro Forma Adjustments
	Group(1)	Crystal Orange(2)	Conforming/ Reclassifications	Pro Forma Adjustments	Notes	Pro Forma Results
	(consolidating Crystal Orange from May 25, 2017 to June 30, 2017)	(From January 1, 2017 to May 24, 2017)	Note A
Revenues:
Leased and owned hotels	2,766,593	—	377,216	—		3,143,809
Manachised and franchised hotels	796,914	—	23,960	—		820,874
Others	18,780	—		—		18,780
Room, food and beverage revenue	—	372,813	(372,813)	—		—
Franchise fees	—	23,960	(23,960)	—		—
Membership card	—	3,847	(3,847)	—		—
Sublease revenue	—	556	(556)	—		—

Total revenues	3,582,287	401,176	—	—		3,983,463
Less: Business tax and related taxes	—	—	—	—		—

Net revenues	3,582,287	401,176	—	—		3,983,463

Operating costs and expenses:
Hotel operating costs	2,547,232	—	320,487	2,945	B, C	2,870,664
Other operating costs	5,672	—	—	—		5,672
Selling and marketing expenses	79,530	16,104	—	(163)	C	95,471
General and administrative expenses	301,032	289,611	—	(298,176)	C	292,467
Pre-opening expenses	67,246	—	10,960	—		78,206
Cost of revenue	—	331,447	(331,447)	—		—

Total operating costs and expenses	3,000,712	637,162	—	(295,394)		3,342,480

Other operating income (expenses), net	28,474	(592)	—	—		27,882

Income (loss) from operations	610,049	(236,578)	—	295,394		668,865
Interest income	40,124	1,782	—	—		41,906
Interest expense	18,228	—	—	—		18,228
Other income (expense), net	101,361	(2,007)	—	—		99,354
Foreign exchange gain	(9,955)	20	—	—		(9,935)

Income before income taxes	723,351	(236,783)	—	295,394		781,962
Income tax expenses (benefits)	182,526	(1,370)	—	20,072	D	201,228
Income (loss) from equity method investments	(5,632)	—	—	—		(5,632)

Net income (loss)	535,193	(235,413)	—	275,322		575,102
Less: net loss attributable to noncontrolling interest	(2,529)	(247)	—	—		(2,776)

Net income (loss) attributable to China Lodging Group, Limited /Crystal Orange Hotel Holdings Limited	537,722	(235,166)	—	275,322		577,878

Other comprehensive income
Unrealized securities holding gains, net of tax	(4,775)	—	—	—		(4,775)
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	(5,282)	—	—	—		(5,282)
Foreign currency translation adjustments, net of tax	47,303	8,339	—	—		55,642

Comprehensive income	572,439	(227,074)	—	275,322		620,687
Comprehensive loss attributable to the noncontrolling interest	(2,529)	(247)	—	—		(2,776)

Comprehensive income attributable to China Lodging Group, Limited /Crystal Orange Hotel Holdings Limited	574,968	(226,827)	—	275,322		623,463

Earnings per share:
Basic	1.93					2.07
Diluted	1.87					2.01
Weighted average number of shares used in computation:
Basic	278,785,660					278,785,660
Diluted	287,813,552					287,813,552

(1)
The Group's statement of comprehensive income for the six-month period ended June 30, 2017 included the comprehensive income of Crystal Orange for the period from May 25, 2017 to June 30, 2017.

(2)
The Crystal Orange's statement of comprehensive income was for the period from January 1, 2017 to May 24, 2017.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation

        As of May 25, 2017, the agreed closing date, the legal title of Crystal Orange was transferred to the Group, and meanwhile the Group paid all the initial aggregated consideration. Accordingly the Group obtained the effective control of finance and operation of Crystal Orange, therefore the Group determined the acquisition date to be May 25, 2017.

        The Group has engaged a third party valuation specialist firm with the assessment of purchase price allocation as of the closing date, and then performed a preliminary result with identifiable intangible assets and goodwill based on the unaudited financial statements of Crystal Orange as of May 25, 2017. For purposes of the pro forma condensed combined consolidated financial statements for the year 2016 presented herein, the Group has (i) assumed that the carrying value of all assets and liabilities other than the intangible assets and goodwill identified upon acquisition approximated their respective acquisition-date fair values, (ii) performed a preliminary valuation of Crystal Orange's identifiable intangible assets as of May 25, 2017 , and (iii) has computed the value of goodwill based on a total preliminary purchase price, after deducting the assets and liabilities identified in (i) and (ii) above.

        Intangible asset identified represents the trademark of Crystal Orange with indefinite life, manachised hotel agreements with franchisees which are expect to be amortized over estimated useful lives of 14 years, and favourable leases which are expected to be amortised over residual contract period of each lease agreement, ranging from 1 to 13 years. a) The fair value of trademark of Crystal Orange was established using a form of valuation approach known as the "relief from royalty method", which applied an estimated royalty rate to derive the expected after-tax royalty cash flows from the trademark, discounted to present value. Inputs used in the relief from royalty method included the discount rate of 15%, the estimated income rate of 25% and the estimated royalty rate of 3%; b) The fair value of manachised hotel agreements was established using a form of income approach known as the "excess earnings method". In applying this method, the earnings expected to be generated by the intangible asset are forecasted over the estimated duration of the intangible asset. The earnings are then adjusted by taxes and the required return for the use of the contributory assets. The after-tax excess cash flows are then present-valued to estimate the value of the intangible asset as of the estimate date. Inputs used in the excess earnings method included the discount rate of 15%, the estimated income tax rate of 25% , and the estimated life of manachised hotel agreements of remaining contract terms; c) The fair value of favorable leases was established using a form of income approach known as the "incremental cash flow method" under which fair value of the favourable lease agreements was involved in forecasting the future operating cash flows saved (or the incremental cash flows to be derived) by the favorable leases contracts and then discounting it back to present value at the discount rate of 15%.

        The fair value of deferred tax liability associated with the identified intangible asset was estimated using the fair value of the intangible asset identified multiplied by statutory income tax rate of the Crystal Orange's subsidiaries that hold the contracts and trademark.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation (Continued)

        The total purchase price consisted of the following:

	Amount(RMB'000)
Initial Consideration	3,718,673
Pre-combination compensation cost	50,000
Closing Adjustment		*
Total purchase price	3,768,673

*
Closing adjustment is determined by several complex adjustment clauses relating net cash, net working capital amount and income tax payable amount of Crystal Orange as of closing date, which were defined in the share purchase agreement. The closing adjustment amount is immaterial based on the preliminary result, while not finalized till this report date.

        Under the acquisition method of accounting, the net assets of Crystal Orange acquired pursuant to the acquisition were recorded at their fair values as of the date of the closing of the acquisition based on a preliminary purchase price allocation report prepared by a third-party appraiser. The pro forma adjustments that are reflected in the preliminary purchase price allocation are shown below:

	Amount(RMB'000)	Amortization period
Total tangible assets and liability acquired	708,040
Cash and cash equivalents	77,145
Property and equipment, net	842,102	3 - 20 years
Other assets and liabilities	(211,208)
Noncontrolling interests	(4,206)
Intangible assets acquired:	1,466,179
Favorable leases	97,480	Remaining lease terms
Manachised hotel agreements	63,000	Remaining contract terms
Trademark	1,305,699	Indefinite life
Goodwill	1,965,206
Deferred tax liabilities	(366,545)

	3,768,673

        The unaudited pro forma combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain preliminary valuations that have yet to be finalized. Accordingly, the pro forma adjustments reflected in the unaudited pro forma combined financial information are preliminary and based on estimates, subject to further revision as additional information becomes available, and have been made solely for the purpose of providing the unaudited pro forma combined financial information. Other than as disclosed in the footnotes thereto, the unaudited pro forma combined financial data does not reflect any additional liabilities, off-balance sheet commitments or other obligations that may become payable after the date of such financial data.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

2. Pro Forma Adjustments

        The Group's unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments on the unaudited financial statements:

Note A:	The Group made several reclassification adjustments to conform Crystal Orange's presentation to the Group's presentation. Below are the reclassification adjusted in the pro forma condensed combined financial information. Refer to "Conforming/Reclassification" Column within the pro forma condensed combined statement of comprehensive income for additional details.

•

To reclassify the revenue of Crystal Orange generated from leased and owned hotels including room, food and beverage, membership card and sublease to leased and owned hotels in order to conform with the Group's presentation.

• To reclassify the revenue of franchise fees of Crystal Orange to manachised and franchised hotels in order to conform with the Group's presentation.
• To reclassify the pre-opening expenses and cost of revenue of Crystal Orange in order to conform with the Group's presentation.
Note B:
The Group calculated the amortization of identifiable intangible assets related to the acquisition of Crystal Orange to be RMB 18.1 million and RMB 7.1 million for the year ended December 31, 2016 and the six-month period ended June 30, 2017, respectively. The calculation uses the straight-line method and applies the assets' fair value over the weighted average useful life.
Note C:
On May 15, 2017, Crystal Orange and Quanming Enterprise Management Consulting Center entered into a consulting services agreement in respect of the equity interest transfer of Crystal Orange, and Crystal Orange incurred corresponding cost of RMB 167.9 million in the second quarter of 2017. The consulting fee was paid in May 2017.

On May 24, 2017, Crystal Orange signed an option cancellation agreement with all option holders. Meanwhile Crystal Orange recognized share-based compensation cost of RMB47.2 million related to the accelerated vesting of remaining unvested options, and recorded RMB 4.2 million, RMB 42.9 million and RMB0.1 million in hotel operating cost, general and administrative expenses, and selling and marketing expenses, respectively, in accordance with ASC 718 Compensation—Stock Compensation. Crystal Orange also paid cash compensation of RMB41.2 million for the options cancelled on May 24, 2017, which was recorded as general and administrative expenses upon cancellation.

Moreover, the Group incurred RMB46.2 million in transaction costs directly related to the acquisition in year 2017. These costs included legal and consulting fees, accounting fees and investment banking fees. The Group recognized these factually supportable costs as "General and administrative expenses" in the second quarter of 2017.

Considering the above total cost incurred by Crystal Orange of RMB256.3 million and transaction cost of RMB46.2 million incurred by the Group are non-recurring in nature, they were eliminated from the pro forma condensed combined statement of comprehensive income for pro forma purposes.
Note D:
For pro forma purpose, the Group recorded Crystal Orange's income tax benefits related to the pro forma amortization of the intangible assets, and the tax impact resulting from Note C, based on the statutory income tax rate.

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  Exhibit 99.4
CHINA LODGING GROUP, LIMITED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
CHINA LODGING GROUP, LIMITED UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME Year Ended December 31, 2016 (In thousands of Renminbi, except share and per share data)
CHINA LODGING GROUP, LIMITED UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME Period Ended June 30, 2017 (In thousands of Renminbi, except share and per share data)
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION